UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Schedule Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

AMERICAN POST TENSION, INC. (Exact name of registrant as specified in its charter)

Delaware	0-50090	13-3926203
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1179 Center Point Drive
Henderson, NV 89074
(Address of principal executive offices)

 (702) 565-7866
(Registrant’s telephone number)
__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

AMERICAN POST TENSION, INC.
1179 Center Point Drive
Henderson, NV 89074

SCHEDULE 14F

PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Schedule is being mailed on or about July 1, 2011 to shareholders of record at the close of business on June 30, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of American Post Tension, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by an Acquisition and Reorganization Agreement, dated June 23, 2011 (the “Acquisition Agreement”), by and between the Company, John Hohman and Ed Hohman, the majority shareholders of the Company (the “Majority Shareholders”), and Crown City Holdings, Inc. (“CCHI”) Except as otherwise indicated by the context, references in this Schedule to “Company,” “we,” “us,” or “our” are references to American Post Tension, Inc..

This Schedule is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Schedule is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Acquisition Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 99.13 to a current report on Form 8-K that was filed on June 29, 2011.

On the Record Date, 36,466,600 Common Shares were issued and outstanding.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 23, 2011, the Company, the Majority Shareholders and CCHI entered into the Acquisition Agreement, pursuant to which the Company agreed to redeem 23,324,425 shares of the outstanding common stock of the Company from the Majority Shareholders, representing approximately 64 percent of the outstanding shares, in exchange for the transfer of the operating assets of the Company to a new limited liability company formed by the Majority Shareholders, the transfer of its ownership in the operating subsidiary, Post Tension of Nevada, Inc.., to the Majority Shareholders, and the assumption of all of the outstanding debt of the Company by Post Tension of Nevada, Inc.

Further, under the terms of the Acquisition Agreement, the Company agreed to acquire Crown

City Pictures, Inc. from CCHI in exchange for 20,000,000 new Common Shares representing approximately 60% of the issued and outstanding common stock of the Company, and 1,000,000 shares of the Series A Preferred Stock of the Company, with voting rights equivalent to 51 percent of the total value of all of the voting interests in the Company.. The closing of the transactions contemplated by the Acquisition Agreement on June 30, 2011, resulted in a change of control of the Company.

As provided in the Acquisition Agreement, the Majority Shareholders, Edward Hohman and John Hohman, on June 30, 2011, submitted their resignations from our Board of Directors and as officers of the Company and appointed Mr. Michael W. Abbott and Mr. Trip Taylor to our Board of Directors. The appointment of the new directors will become effective on the 10th day following the mailing of this Schedule to our shareholders (the “Effective Date”) or on July 11, 2011.

To the best of our knowledge, except as set forth in this Schedule, neither incoming director is  currently a director of the Company, did not hold any position with the Company and has not been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock and preferred stock immediately following closing of the Acquisition Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title	Name and Address	Amount and	Percentage
of Class	of Beneficial Owner(1)	Nature of	of Class(2)
		Beneficial Ownership

Common Stock	Edward Hohman(3)	1,853,288	5.6%
Common Stock	John Hohman(4)	1,853,287	5.6%
Common Stock	Michael W. Abbott(5)	0	0%
Common Stock	Trip Taylor(6)	0	0%
Common Stock	Paul Lisak(7)	200,000	0.5%

Total Directors and Officers as a Group		3,906,575	11.8%

Common Stock	Crown City Holdings, Inc.	20,000,000	60%

Preferred Stock	Crown City Holdings, Inc.	1,000,000	100%

(1)	The address for all persons reported is care of the Company.
(2)	The percentages listed in the percent of class column are based upon 33,142,175 issued and outstanding shares of Common Stock and I,000,000 shares of Preferred Stock.
(3)	Former Chief Executive Officer prior to June 30, 2011 and current director until the Effective Date.
(4)	Former Chief Operating Officer prior to June 30, 2011 and current director until the Effective Date.

(5)	Chief Executive Officeras of June 30, 2011 and director as of the Effective Date.
(6)	Director as of the Effective Date.
(7)	Current director and continuing director as of the Effective Date.

Changes in Control

There are currently no arrangements which may result in a further change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of three members, Edward Hohman, John Hohman and Paul Lisak, who were elected to serve until their successors are duly elected and qualified.  Edward Hohman and John Hohman have submitted letters of resignation and Michael W. Abbott and Trip Taylor have been appointed to our Board of Directors. Edward Hohman’s resignation, John Hohman’s resignation and the appointment of Michael W. Abbott and Trip Taylor will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Michael W. Abbott(1)	40	President, Chief Executive Officer and Director
Trip Taylor (1)	41	Director
Edward Hohman (2)	55	Former Chief Executive Officer and Director
John Hohman (3)	56	Former Chief Operating Officer and Director

Paul Lisak (4)	67	Director

(1)	Will become a director on the Effective Date.
(2)	Former Chief Executive Officer prior to July 1, 2011 and current director until the Effective Date.
(3)	Former Chief Operating Officer prior to July 1, 2011 and current director until the Effective Date.
(4)	Current and continuing director

     EDWARD HOHMAN has been Chairman of the Board and President of Post Tension of Nevada since 1988. Mr. Edward Hohman was a Journeyman Ironworker from 1974 to 1994, during which time he helped complete such major projects as the San Onofre Power Plant, United Airlines Parking Garage LAX, Flamingo Hotel, Desert Inn Hotel, Tropicana Hotel, Horseshoe Hotel and Caesars Palace Hotel. Mr. Edward Hohman became Foreman in 1978 and a partner in Trojan Steel in 1981 through 1988. He resigned as an officer effective July 1, 2011 and as a director effective as of the Effective Date.

     JOHN W. HOHMAN has been Chief Operating Officer and a Director of Post Tension of Nevada since 1988. Mr. John Hohman was a Journeyman Ironworker from 1973 to 1994, during which time he helped complete such major projects as the Steamboat Springs Power Plant, St Mary’s Hospital in Phoenix, Fashion Show Mall in Las Vegas and many highway and infrastructure projects. He became Foreman and then Superintendent and then, in 1981, Area Superintendent. In 1990, Mr. John Hohman started his own reinforcing steel company which was merged into Post Tension of Nevada in 1993. He resigned as an officer effective July 1, 2011 and as a director effective as of the Effective Date.

     PAUL LISAK retired in 2002 as Los Angeles (‘LA’) County’s Hazardous Materials Control Manager, and from over 30 years service devoted to the administration and management of public health, and management of hundreds of millions of dollars in public funds. Mr. Lisak had been promoted to the aforementioned position in 1994, after serving 10 years in LA County’s Hazardous Waste/Materials Divisions as a supervisor and industrial hygienist. Prior to that, in 1980, he had been promoted to Administrator of LA County’s Public Health Labs, testing for communicable diseases and associated environmental chemical and toxic analyses.

Mr. Lisak also is the Founder and Chief Executive Officer  of JPL Productions, a division of JPL Environmental, Inc.  JPL Productions was founded in 1991 and specializes in the production of dvd, cds, plays and movies.   He has produced the following:

1)     The Roots Presents– A dvd and cd completed at Webster Hall, N.Y.
2)     Book of Hip Hop Chapter 1 – Dvd, cd shot at the Apollo Theatre, Harlem, N.Y.
3)     Battle of the Bulge – Filmed in Atlanta, Georgia
4)     Super Vixen –Shot in New York, NY and Los Angeles, CA

5)     Golda’s Balcony –Helen Hayes Theatre Golda’s Balcony was the longest one-woman show in the history of Broadway. Tovah Feldshuh performed the role of Golda Meir and the play was nominated and received several awards.

6)     Golda’s Balcony – Tour
The show was taken on the road and performed in thirty cities. Valerie Harper played the role of Golda Meir on this road version.
7)     A Talent for Trouble – A full length movie in its final stage of editing.
The movie has Hassan Johnson in its lead role and a large supporting cast including Clifford Powell and Brandon Jackson.

He has a Bachelor of Science in Biology, Bachelor of Arts in Environmental Science, and a Master of Science in Environmental and Occupational Health. He is currently on the board of Early Detection, Inc. and Paradise Music & Entertainment, Inc. both publicly traded companies.

MICHAEL W. ABBOTT is a Los Angeles based independent filmmaker with a unique vision that speaks to a broad market while embracing the independent spirit to share stories across all mediums. Abbott began his career at Savoy Pictures in Santa Monica as a Marketing Financial Analyst, overseeing P&A budgets ranging from $7M to $18M for the Company. During that time, Abbott produced the festival award-winning documentary on west coast rave culture, “Synergy: Visions of Vibe.”

After departing from USA Broadcasting/Savoy Pictures, Abbott was a Creative Executive at No Prisoners Productions where he co-created the Coachella Independent Film Festival in 1999, housed in the critically acclaimed Coachella Music and Arts Festival. In its 7 year run, the film festival alone had an attendance of over 23,000 tastemakers in two days. Abbott left No Prisoners to help form Point of No Return Entertainment (renamed Ascendant Pictures) for gaming pioneer Chris Roberts (“Wing Commander”), where he oversaw the acquisition and development of all of the Company’s motion picture, television and gaming properties.

In 2006, Abbott teamed up with TBWA/Chiat to produce a high definition hybrid documentary series “UNCharted” on the global impact of the digital music revolution for Apple. Directed by Estevan Oriol, the project was shot in six countries around the world over 3 months and featured over 170 hours of original content. During that time, Abbott was also a producer on “My Name Is…” a festival award winning short film, which was made eligible for a 2006 Academy Award for Best Short Film.

Abbott produced, co-wrote and shot the acclaimed mycadillacstory.com series for GM/Cadillac starring Jay Leno, Travis Barker and Tiki Barber to name a few. He shared directing duties on the Wynton Marsalis and Coach K MyCadillacStories, helping guide MyCadillacStory to become the 5th most watched branded channel on YouTube. Abbott also produced a series of high profile celebrity-driven online PSAs for U.S. Campaign for Burma, including a PSA starring Tila Tequila, which has been seen over 9,000,000 times on YouTube alone. United Front’s viral PSA.  “The Muzzler 2008” starring Jessica Alba succeeded in getting 550,000 Americans to register to vote online in under two months.

TRIP TAYLOR is a film and television producer born in Cape Cod, Massachusetts, Trip quickly found his calling in LA in projects in the comedy and action sports space. He sharpened his teeth with event shows such as the “MTV Movie Awards” and “Sports and Music Festival.” He went on to produce “The Tom Green Show” and stayed in the comedy space producing a music driven sketch comedy show, “The Lyricist Lounge” working with Mos Def. While serving as Executive Producer of the “Jackass” TV show, both Jackass Feature Films, and DVD’s over the past ten years, he also acted as Executive Producer on other television projects such as “Wildboyz,” “Trippin” hosted by Cameron Diaz, “Nitro Circus,” and “Half Pint Brawlers” for “Spike TV.” Most recently Trip has completed “Jackass 3D” for Paramount Pictures.

Directors are elected until their successors are duly elected and qualified.

Significant Employees

There are no significant employees in the Company after the transaction, other than the officers.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons other than the redemption and spin-off transaction of Post Tension of Nevada, Inc. to the former majority shareholders in exchange for assumption of all of the outstanding debts of the Company and cancellation of 23,324,425 shares of common stock as described in this Report.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently have one independent director, Paul Lisak, as the term “independent” is defined by the rules of the NASDAQ Stock Market.

Board Meetings and Annual Meeting

During the fiscal year ended December 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee, or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers received $250,000 each in annual salaries during the year ended December 31, 2010.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.  Mr. Lisak has received 100,000 shares of common stock in 2011 for services as a director in 2010 and 2011.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2010. Mr. Lisak has received 100,000 shares of common stock in 2011 for services as a director in 2010 and 2011.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers; however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, American Post Tension, Inc. has duly caused this Schedule to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2011

AMERICAN POST TENSION, INC.

By:	/s/ Edward Hohman
Edward Hohman
Chief Executive Officer